AIR FRANCE - KLM

45, rue de Paris

95747 ROISSY-CDG Cedex

FRANCE

Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

By Courier	February 23, 2007

Dear Ms. Cvrkel

Air France-KLM Annual Report on Form 20-F for the year ended March 31, 2006 filed July 19, 2006 (File No. 001-32139)

Air France-KLM (the “Company”) refers to the Staff’s comment letter dated January 22, 2007 on the above referenced annual report on Form 20-F (the “Annual Report”) of the Company.

Set forth below in detail are the responses of the Company to the Staff’s comments. For your convenience, each comment is repeated below in italics prior to the response.

Form 20-F for the year ended March 31, 2006

Consolidated Statements of Changes in Stockholders’ equity, page F-6

1. We note from your response to our prior comment 4 that the Euro 80 million in stockholders’ equity corresponds to the payment of Euro 109 million to the French State reduced by Euro 29 million of employee compensation expenses for the year ended March 31, 2006. Please tell us when the Euro 109 million was paid to the French Sate and tell us where this amount is included in the statement of cash flows. Also citing relevant authoritative literature, please tell us your basis for treating this transaction as a purchase of treasury shares.

Response

The Company advises the Staff that the €109 million was still outstanding as of March 31, 2006 and will be paid on March 11, 2007. Therefore, this amount has not yet been reflected in the statement of cash flows.

As indicated in the Company’s earlier response, shares available to employees under the agreement were granted by the French State, the Company’s principal stockholder. In connection with this agreement, the French State obtained €109 million in compensation for such shares directly granted to the employees. No IFRS or US GAAP literature addresses specifically such type of transaction. The Company therefore had to determine based on the facts and circumstances, which accounting treatment would reflect the most appropriately the effects of such transaction in the Company’s consolidated financial statements. In substance, the payment of this €109 million to the Company’s principal stockholder could be assimilated to a purchase of the Company’s own shares and thus, the Company accounted for it as such.

Note 3.18. Provision for restitution of aircraft under operating leases, page F-20

2. We note from your response to our prior comment 7 that in the case of a termination of the lease agreement and the return of the aircraft to the lessor, the excess potential is reimbursable by the lessor. Please tell us if the excess potential is reimbursable by the lessor for all operating leases in which you capitalize the amount in excess of the return condition, even if the aircraft is used through the end of the lease term. Also, please tell us how you determine that an aircraft that exceeds the return condition, as set in the lease arrangement, at a certain point in time will continue to exceed the return condition throughout the rest of the lease until it is returned to the lessor. Tell us if there is any risk that an aircraft which is determined to exceed return condition at one point in time will be returned to the lessor at or below the return condition at the end of the lease. Additionally, please revise future filings to include disclosure that the capitalized excess amounts are reimbursable by the lessor at the end of the lease.

Response

The Company advises the Staff that any potential in excess of the return conditions set forth in a lease arrangement is reimbursable on the termination date of such lease for all Company’s aircraft under operating leases.

The potential of an aircraft corresponds to the time such aircraft can be operated before a required airframe overhaul or engine shop visit.

An aircraft which exceeds the return conditions at one point in time may be returned at or below the return condition upon termination of the lease.

During the term of lease, potential may exceed the stipulated return condition when a maintenance operation is performed prior to the lease termination. This excess potential diminishes with the continuing operation of the aircraft and may meet or even fall below the return condition should the lease not terminate before the next airframe overhaul or engine shop visit.

Upon termination of a lease, either (i) the lessor reimburses the Company when the potential exceeds the return condition or (ii) the Company pays the lessor if the potential is less than the return condition. This practice is a standard stipulation in all operating lease agreements entered into by the Company.

Under IFRS, when the potential of an aircraft exceeds the return condition set forth in a lease arrangement, the Company capitalizes as a leasehold improvement the excess amount given that future economic benefits will flow to the Company through the use of the excess potential during the operation of the aircraft in accordance with paragraphs 53 through 59 of the Framework of IFRS. The capitalized amount is amortized over a period ending when the return condition is met. Should the potential of the aircraft fall below the return condition set forth in the lease arrangement, the Company accrues return condition costs.

For example, assume an operating lease arrangement provides that an aircraft must be returned with 50% potential. When a maintenance operation is performed, the potential is restored to 100%, and the Company capitalizes 50% of the cost of the maintenance operation, representing the excess potential. Assuming the Company expects that the potential will decrease by 20% every year (i.e., the next maintenance operation is expected to take place five years later), the amount capitalized will be amortized over a 2.5 year period, after which the Company will accrue 20% of the cost of the next maintenance operation in each of the subsequent years.

Upon termination of a lease, any remaining unamortized excess potential is reimbursable by the lessor for all operating leases, even if the aircraft is used through the end of the lease term.

As indicated above, an aircraft which is determined to exceed the return condition at one point in time may be returned to the lessor at or below the return condition upon termination of the lease. In such circumstances, the capitalized asset is fully amortized and a provision is recorded for the amount below the return condition.

The Company will revise its future filings to include disclosure that “any remaining capitalized excess potential upon termination of a lease are reimbursable by the lessor”.

Note 10. Other non-current income and expenses, page F-33

3. We note from your response to our prior comment 9 that under US GAAP you considered the provisions of EITF 98-7 (codified in EITF 01-2) and concluded that the transaction should not be considered as an exchange of an investment in Amadeus, accounted for under the equity method for another interest in WAM, with a cash payment that is substantial. Please explain to us how you determined the fair value of both the consideration issued and received in the exchange. Your response should clearly explain how you determined the fair value of the equity interest in Amadeus that was relinquished and the fair value of WAM that was received. Also, citing relevant paragraphs is EITF 01-2, please tell us why you believe that this transaction should not be accounted for under APB 29.

Response

As mentioned in our previous response letter, the Company considered the provisions of EITF 98-7 (codified in paragraph 11 of EITF 01-02) at the time the Amadeus GTD transaction occurred, to determine whether this transaction met the definition of an exchange to be accounted for at fair value.

The Company determined that this transaction did not exhibit the characteristics of an exchange as such term is defined in paragraph 3(c) of APB 29, Accounting For Non-Monetary Transactions, which states in part that "a reciprocal transfer of a nonmonetary asset shall be deemed an exchange only if the transferor has no substantial continuing involvement in the transferred asset such that the risks and rewards of ownership of the asset are transferred".

Additionally, the Company considers that it did not exchange any asset but rather that WAM incurred additional financial debt to pre-pay a special dividend to its shareholders.

Therefore, the Company determined that from the Company’s perspective, the transaction was a distribution from an equity method investee. The continuing investors’ economic interest in the investee was substantially the same after the transaction as before, and the investee represented the same business as before (only more leveraged). Therefore, in determining whether the Company should recognize a gain on this transaction, the Company considered the provisions of APB 18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”), paragraph 19(i) dealing with an investor’s share of losses of an investee that equals or exceeds the carrying amount of an investment accounted for by the equity method. The Company believes that the “losses” analogy results from the application of paragraph 19(i) and is also applicable to the distribution of dividends in excess of the net assets of Amadeus.

Consequently, the Company considered that a gain shall be recognized and computed as being the cash distribution received from the equity investment (less any obligation to re-invest) less the investor’s basis in the initial equity investment.

Note 3.18. Provision for restitution of aircraft under operating leases, page F-20

4. We note from your response to our prior comment 10 that you reference your response to comment 9 in addressing the meaning of the disclosure on page F-47 that “given the negative net equity after neutralization of amounts reinvested by the Air France-KLM Group, its contribution to the consolidated financial statements is nil.” However, we still are not clear as to the meaning of the aforementioned phrase. Please explain to us in clear detail the meaning of the disclosure on page F-47 that “given the negative net equity after neutralization of amounts reinvested by the Air France-KLM Group, its contribution to the consolidated financial statements is nil.”

Response

As explained in its response to comment number 3 above, the Company recognized a gain at the time the transaction was consummated, as this transaction was considered a distribution by Amadeus to the Company in excess of the Company’s carrying amount for such investment. The cash distribution reduced the Company’s basis in Amadeus GTD to zero. Thereafter, as the Company had no obligation to reinvest or otherwise support the operations of WAM, a gain was recognized for the cash received in excess of the carrying amount of the investment.

Subsequent to the transaction, the Company ceased to recognize its proportionate share of WAM’s earnings in its financial statements. The Company will resume applying the equity method in accordance with APB 18 only after its share of cumulative net income equals the amount of the gain recognized at the time the transaction occurred.

Note 28. Provisions and retirement benefit, page F-56

5. We note from your response to our prior comment 18 that the provisions related to restitution of an aircraft are included in the “provisions” line item on the face of the income statement. In light of the fact that Note 28 discloses that the new provision recorded for restitution of an aircraft was Euro 136 million during fiscal 2006, please explain to us how that amount is included in the total provision recorded in Note 8 of Euros 109 million. As part of your response, please provide detail of the risk and contingencies amounts included in the “provisions’ line item in Note 8.

Response

The Company advises the Staff that the “Provisions” line item on the face of the income statement incorporates not only additions to provisions for the current period but also the use of such provisions which explains why the €136 million could not be reconciled directly to the income statement. When the Company actually incurs the expense which was provided for, such expense is recorded for its full amount in the line item of the income statement corresponding to the nature of the charge. The related provision is then reversed” in the “Provisions” line item of the income statement.

A reconciliation of Note 28 to the €96 million “Risks and contingencies” item as disclosed in Note 8 is as follows:

In € millions	Restitution of Aircraft	Litigation	Others	Total
New provision	136	63	39	238

Use of provision	(112)	(14)	(18)	(144)

Reversal of unnecessary provisions	(17)	—	—	(17)

Discount impact	7	—	—	7

Net movement in provision as per Note 28	14	49	21	84

Amount that did not affect the income statement (1)	22	—	—	22

Amounts classified in different line items of the income statement (2), (3)	30	(40)	—	(10)

Risks and contingencies	66	9	21	96

(1)	The €22 million amount corresponds to a balance sheet reclassification representing an amount inappropriately netted against the provision line item of the balance sheet. The Company will correct such inappropriate classification in its annual report on Form 20-F for the year ended March 31, 2007 and amend Note 28 accordingly.

(2)	The €30 million is comprised of the two following items:

(i) A €7 million expense corresponding to the discounting effect of the provision for the restitution of aircraft. Such amount has been accounted for in the line item “Other financial income and expense”; and

(ii) The use of provisions for an amount of €37 million. Such amount was netted against the related expense in the income statement (mainly in the line item “external expense”) while such amount should have been recorded in the line item “Provision” of the income statement. The Company will reclassify such amount in its annual report on Form 20-F for the year ended March 31, 2007.

(3)	The €40 million corresponds to the provision for a tax exposure related to taxes other than income taxes which has been accounted for in the line item “Other non current income and expenses” of the income statement.

As a result of the income statement classification adjustment of €37 million described, the line item “Provisions” will show a balance of €72 million detailed as follows:

In € millions

Provision for restitution of aircraft	29

Litigation	9

Others	21

Risks and contingencies	59

Trade receivable provision	12

Inventories	1

Provisions	72

The €9 million litigation provision above corresponds to miscellaneous litigations with employees.

The “Others” provision consists primarily of (i) risks and contingencies related to third party maintenance contracts, and (ii) various risks and contingencies related to certain lease arrangements.

6. We note that Euro 31 million reversal of restitution costs for aircraft under operating leases recognized during the fiscal year ended March 31, 2005 was the result of an improvement in the database to develop a more precise estimation based on the Company’s experience and resulted in a refinement of the estimation of the aircraft restitution provision. We also note that this reversal of unnecessary reserves was accounted for as a change in estimate under both French GAAP and IFRS. Please explain whether these reserves were also reversed for US GAAP purposes and if so, please explain whether the reversal was also treated as a change in estimate. If the reversal was treated as a change in estimate for GAAP purposes, please explain in detail why you believe this treatment is appropriate. Please note that we believe the development and implementation of more accurate methods to calculate the reserve would be more appropriately accounted for as the correction of an error pursuant to paragraphs 36 and 37 of APB 20 under US GAAP.

Response

The Company advises the Staff that under US GAAP such unnecessary reserves did not exist as the accounting for restitution costs for aircraft under operating leases is different between US GAAP and IFRS.

As indicated in Note 41.1.b of the US GAAP reconciliation, under IFRS, the Company accrues restitution costs as soon as aircraft does not meet the return to condition criteria set forth in the lease arrangement between the Company and the lessor. Under US GAAP, maintenance costs are expensed as incurred and restitution costs are only accrued when the termination of the lease becomes probable and such costs become estimable.

Note 28.2. Other provisions, page F-59

7.We note from your response to our prior comment 20 that litigation was comprised of (i) tax disputes with tax authorities related to taxes other than income taxes and (ii) various litigations with former employees of the Company. Please confirm to us that in future filings you will disclose the amount of the liability recorded for each type of litigation provision and that you will include the disclosures required by paragraph 85 of IAS 37 such as the expected timing of any cash outflows, and an indication of the uncertainties about the amount or timing and amount of any expected reimbursement.

Response

The Company will disclose in its future filings the amount of liability recorded for each type of litigation provision and will include the disclosures required by paragraph 85 of IAS 37 such as the expected timing of any cash outflows, and an indication of the uncertainties about the amount or timing and amount of any expected reimbursement.

Transition from French Accounting Standards to IFRS

Note 2(i) Tangible Assets, page F-94

8.We note from your response to our prior comment 27 that the reconciling item of Euros 23 million relates entirely to the application of the new depreciation policy to KLM following the acquisition of KLM on May 4, 2004. Please tell us how you accounted for the depreciation of the KLM equipment under French GAAP and explain to us in more detail the nature of the Euros 23 million adjustment and why it was required under IFRS.

Response

When combining the results of operations of KLM with those of Air France under French GAAP for the first time, the Company determined the residual lives of KLM’s aircraft by applying the depreciation policy previously used by KLM given that KLM’s fleet was slightly different from the Air France fleet. Under such depreciation policy, KLM depreciated aircraft on a straight-line basis over useful lives varying from 10 to 25 years as opposed to 18 years for Air France aircraft.

As indicated in the Company’s earlier response, during the transition to IFRS, the Company reviewed its aircraft depreciation policy noting that, based on its experience and technological improvements made by manufacturers, a 20-year depreciation period better reflected the useful life of the combined group’s aircraft. In light of the revision of the aircraft useful life, the Company concluded that using different useful lives for KLM aircraft and Air France aircraft was not appropriate and therefore adjusted the depreciation expense related to the KLM fleet from the KLM acquisition date (i.e., from May 4, 2004).

US GAAP Reconciliation

Note 41.1 Reconciliation of Net Income and of Stockholders’ Equity

(a) Negative Goodwill under US GAAP, page F-99

9.We note from your response to our prior comment 28 that the combined effect of (i) the cancellation of the capitalized maintenance cost for aircraft under operating lease and (ii) the adjustment to the aircraft restitution provision was a net increase of Euros 15 million of the negative goodwill under US GAAP as compared to the calculation of the negative goodwill under IFRS. Please provide us with additional detail, and separately disclose in future filings, the amount related to the adjustment for the cancellation of capitalized maintenance costs and the amount related to the adjustment to the aircraft restitution provision.

Response

The Company advises the Staff that the cancellation of the capitalized maintenance cost amounted to €11 million while the adjustment to the aircraft restitution provision amounted to €26 million.

The Company will disclose in its future filings the amount related to the adjustment for the cancellation of capitalized maintenance costs and the amount related to the adjustment to the aircraft restitution provision as follows:

In € millions

Negative goodwill under IFRS	(1,352)
Differences related to determination of purchase price :
Measurement date of securities issued	(37)
Employee stock options valuation	(2)
Differences related to the allocation of purchase price :
Reclassification of treasury shares	34
Capitalized maintenance cost for aircraft under operating leases	11
Adjustment to aircraft restitution provisions	(26)
Deferred income tax effect on above adjustments	4
Minority interests on above adjustments	—

Total US GAAP reconciling items	(16)

Negative goodwill under US GAAP	(1,368)

(b) Other, page F-110

10.We note from your response to our prior comment 30 that upon realization of the leveraged buy-out transaction, the effect of this difference of Euro 21 million was reversed in the income statement. Please explain to us in detail the nature of the Euro 21 million “difference” including how that amount was determined or calculated. Also, please explain why this “difference” was “reversed” in the income statement in connection with the leveraged buy-out transaction described in Note 10. In addition, please explain to us why the amount is a reconciling item between US GAAP and IFRS.

Response

Upon realization of the leveraged buy-out transaction described in Note 10 to the Company’s consolidated financial statements, as mentioned above and further discussed in our response to comments 3 and 4, the Company recognized a gain following the completion of this transaction under both IFRS and US GAAP. Such gain was computed as the difference between the proceeds received from WAM (partially offset by the cash reinvested by the Company in WAM) and the carrying amount of the Company’s equity investment in Amadeus.

The €21 million corresponds to the difference between the equity pick up of the Company in Amadeus under IFRS and US GAAP (the difference between Amadeus shareholders’ equity under IFRS and US GAAP).

This adjustment relates to the treatment of goodwill amortization.

Under IFRS (except for business combinations which occurred on or after March 31, 2004), the Company has amortized goodwill on a systematic basis over its useful life, until March 31, 2004. Under US GAAP, goodwill acquired in a business combination for which the acquisition date was subsequent to June 30, 2001 may not be amortized, and any existing goodwill at April 1, 2002 was no longer amortizable for US GAAP purposes. Consequently, the equity value of Amadeus investment was higher than under IFRS by €21 million.

The effect of this difference of € 21 million was used to determine the gain on the transaction, thus decreasing the gain by the same amount under US GAAP, as disclosed in our response to comment 9 of the Staff’s previous comment letter.

* * * * *

Should the Staff have any questions or require any additional information, please telephone Dominique Barbarin (tel: +33 1 41 56 88 60) or email at dobarbarin@airfrance.fr.

Yours sincerely

/s/ Michel Cascarino

cc:	Claire Erlanger, Division of Corporate Finance
Dominique Barbarin, Air France-KLM
Jean-Marc Bardy, Air France-KLM
Michel Cascarino, Air France-KLM
Pascal Pincemin/Jean-Pierre Agazzi, Deloitte & Associés
Jean-Paul Vellutini/Jean Blascos, KPMG S.A.
Tom O’Neill, Linklaters